Exhibit 99.1

Cian files documents for the registration of the Prospectus with the CBR

Larnaca, Cyprus, October 3, 2023 – CIAN PLC (MOEX: CIAN) (“Cian” or the “Company”), a leading online real estate classifieds platform in Russia, has announced today that it has submitted the set of documents for the registration of the Prospectus of Foreign Securities to the Central Bank of Russia.

Cian has filed for registration with the Central Bank of Russia the Prospectus of Foreign Securities (the “Prospectus”) in relation to the Company’s American Depositary Shares, each representing one Ordinary Share of CIAN PLC (the “ADSs”), as well as other documents required by applicable law for listing on the Moscow Exchange.

As previously disclosed in the Company's press release dated July 24, 2023, the Company’s ADSs were delisted from the New York Stock Exchange effective as of July 31, 2023. On September 20, 2023, the Company filed a Form 15F with the Securities and Exchange Commission (the “SEC”) for termination of its registration of the ADSs with the SEC.

These measures have been taken with the intention to maintain trading of the Company's ADSs on the Moscow Exchange in the ordinary course of business.

About Cian

Cian is a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, with a strong presence across Russia and leading positions in the country’s key metropolitan areas. The Company ranks among the top ten most popular online real estate classifieds globally in terms of traffic (based on SimilarWeb traffic data for August 2023). Cian’s networked real estate platform connects millions of real estate buyers and renters to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban. In the first quarter of 2023, the Company had over 1.9 million listings available through its platform and monthly audience with an average UMV of 19 million. Through its technology-driven platform and deep insights into the Russian real estate market the Company provides an end-to-end experience for its customers and users and helps them address multiple pain points on their journey to a new home or place to work.

Forward-Looking Statements

This press release contains forward-looking statements. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements that include the words “believe,” “expect,” “intend,” may,” “plan,” “project,” “will,” and other words and terms of similar meaning or the negative thereof. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: the negative impact of the ongoing military actions between Russia and Ukraine, any negative effects of sanctions, export controls and similar measures targeting Russia as well as other responses to the military conflict in Ukraine; further potential negative developments of the COVID-19 pandemic, or other public health crises, other negative developments in our business or unfavorable legislative or regulatory development and the other important factors discussed under the caption “Risk Factors” in Cian’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on April 27, 2023.

Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Contacts

Investor contacts:

Daria Fadeeva
ir@cian.ru

Media contacts:

Olga Podoliaka
pr@cian.ru